SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. _____1_____)*

                           Restoration Hardware, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    760981100
                                    ---------
                                 (CUSIP Number)

                                Glenn J. Krevlin
                               Glenhill Capital LP
                               650 Madison Avenue
                                   26th Floor
                               Tel. (212) 610-9055
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2002
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Glenn J. Krevlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,674,687
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,674,687
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,674,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN, HC
--------------------------------------------------------------------------------

                               Page 2 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Krevlin Advisors, LLC
         13-4153005
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,258,341
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,258,341
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,258,341
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 3 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         GJK Capital Management, LLC
         13-4146739
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,258,341
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,258,341
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,258,341
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 4 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Glenhill Capital LP
         13-4149785
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,258,341
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,258,341
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,258,341
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 5 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Glenhill Overseas Management, LLC
         02-0625266
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 344,295
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       344,295
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         344,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 6 of 13 Pages

CUSIP NO. 760981100

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Glenhill Capital Overseas Partners Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 344,295
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       344,295
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         344,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               Page 7 of 13 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 15 Koch Road, Suite J, Corte Madera, CA 94925.

Item 2.           Identity and Background.

                  The names of the persons filing this statement (the "Statement") are Glenn J. Krevlin, Krevlin Advisors, LLC, a Delaware limited liability Company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Deleaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), and Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners") (collectively, the "Filers").

                  Krevlin Advisors, an investment management firm, is a Delaware limited liability company and the managing member of GJK. The address of Krevlin's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  GJK, a subsidiary of Krevlin, is a Delaware limited liability company. GJK is an investment management firm and serves as the general partner in Glenhill. The address of GJK's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  Glenhill is a Delaware private investment partnership whose general partner is GJK. The address of Glenhill's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  Glenhill Overseas is an investment management firm and serves as the investment manager for Overseas Partners. The address of Glenhill Overseas' principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  Overseas Partners is a Cayman Islands exempted company. The address of Overseas Partners' principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  Glenn J. Krevlin is the managing member of Krevlin and Glenhill Overseas. Mr. Krevlin is a citizen of the United States. Mr. Krevlin's address is 650 Madison Avenue, 26th Floor, New York, New York 10022.

                  During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 8 of 13 Pages

Item 3.           Source and Amount of Funds or Other Consideration

                  Of the 1,674,687 shares of Common Stock to which this Statement relates, (a) 1,485 shares the Company's Series A Preferred Stock, par value $.0001 ("Series A Preferred Stock") and convertible into 745,370 shares of Common Stock were acquired by Glenhill on March 22, 2001 and are reflected in previous Schedule 13D filings for Glenhill; (b) 152 shares of the Series A Preferred Stock were transferred from Glenhill to Overseas Partners on September 27, 2002; (c) 121 shares of the Series A Preferred Stock were transferred to Glenn Krevlin on August 31, 2001; (d) 649,999 shares of Common Stock were acquired by Glenhill on the open market between December 12, 2001 and September 27, 2002; (e) 268,001 shares of Common Stock were acquired by Overseas Partners on the open market between December 5, 2001 and September 27, 2002; (f) 11,317 shares of Common Stock represent options received by Glenn Krevlin under a Stock Incentive Plan; and (g) 1,636 shares of the Company's Series B Preferred Stock, par value $.0001 were converted to Series A Preferred Stock and distributed in kind to limited partners of Glenhill on August 31, 2001. The Filers purchased the Common Stock with working capital.

Item 4.           Purpose of Transaction.

                  The Filers purchased the Preferred Stock for general investment purposes and retain the right to change their investment intent.

                  Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

                  Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

                               Page 9 of 13 Pages

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the close of business on October 8, 2002, Krevlin Advisers, GJK and Glenhill were the beneficial owners of (a) 1,212 shares of Series A Preferred Stock convertible into 608,342 shares of Common Stock, and (b) 649,999 of Common Stock, which constitute in the aggregate 4.1% of the outstanding shares of Common Stock (based on 30,561,022 shares of Common Stock outstanding as of October 2, 2002, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by the Filers into Common Stock). As of the close of business on October 8, 2002, Glenhill Overseas and Overseas Partners were the beneficial owners of 152 shares of Series A Preferred Stock convertible into 76,294 shares of Common Stock, and (b) 268,001 of Common Stock, which constitute in the aggregate 1.1% of the outstanding shares of Common Stock (based on 30,028,974 shares of Common Stock outstanding as of October 2, 2002, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by the Filers into Common Stock). As of the close of business on October 8, 2002, Glenn J. Krevlin was the beneficial owner of 1,485 shares of Series A Preferred Stock convertible into 745,370 shares of Common Stock, (b) 918,000 shares of Common Stock, and (c) options received pursuant to a Stock Incentive Plan to purchase 11,317 shares of Common Stock, which constitute in the aggregate 5.5% of the outstanding shares of Common Stock (based on 30,709,367 shares of Common Stock outstanding as of October 2, 2002, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by the Filers into Common Stock).

                  As a result of the Amendment to Letter Agreement referenced below, the Filers are no longer members of a group. Accordingly, the ownership percentages reflected on the cover pages to this Amendment to Schedule 13D have been recomputed excluding the shares beneficially owned by the other members of the group.

                  (b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

                  (c) Transactions in the Common Stock by the Filers effected in the last 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference.

                  (d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Reference is made to Item 4 of the previous Schedule 13D filing for the Filers (the "Original 13D"), which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Original 13D and between such persons and any person with respect to any securities of the Company. Pursuant to an Amendment to Letter Agreement dated as of March 21, 2001 among Palladin Capital IX, LLC ("Palladin"), Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P. (the

                               Page 10 of 13 Pages

"Reservoir Entities") and the Filers and the other signatories thereto (the "Letter Agreement"), effective as of November 1, 2001 ("Amendment to Letter Agreement"), each of Palladin, the Reservoir Entities and the Filers amended
Section 2 of the Letter Agreement (attached as Exhibit 4 to the Original 13D), providing for the deletion of Section 2 of the Letter Agreement in its entirety.
Section 2 of the Letter Agreement provided for certain voting arrangements among the Reservoir Entities, Palladin and the Filers with respect to various events.

Item 7.           Material to be Filed as Exhibits.

                  1. Amendment to Letter Agreement dated as of March 21, 2001 among Palladin Capital IX, LLC, Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P. and Glenhill Capital LP and the other signatories thereto, effective as of November 1, 2001.

                               Page 11 of 13 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2002



                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Glenn J. Krevlin

                                      KREVLIN ADVISORS, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GJK CAPITAL MANAGEMENT, LLC

                                      By: Krevlin Advisors, LLC, Managing Member

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL CAPITAL LP

                                      By: GJK Capital Management, LLC,
                                          General Partner

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL OVERSEAS MANAGEMENT, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL CAPITAL OVERSEAS PARTNERS LTD

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Director

                              Page 12 of 13 Pages

                                                                                           SCHEDULE I



                               Schedule of Transactions in the Shares
                               --------------------------------------


-----------------------------------------------------------------------------------------------------
                                                      Price
                                         No. of        per
  Purchaser             Date             Shares       Share                    Comment

-----------------------------------------------------------------------------------------------------
   Glenhill      September 25, 2002      122,889      $4.06      Shares acquired on the open market
-----------------------------------------------------------------------------------------------------
   Glenhill      September 25, 2002      157,028      $4.12      Shares acquired on the open market
-----------------------------------------------------------------------------------------------------
   Glenhill      September 26, 2002      157,028      $4.34      Shares acquired on the open market
-----------------------------------------------------------------------------------------------------
   Glenhill      September 27, 2002       58,885      $4.34      Shares acquired on the open market
-----------------------------------------------------------------------------------------------------
   Overseas      September 25, 2002       77,111      $4.06      Shares acquired on the open market
   Partners
-----------------------------------------------------------------------------------------------------
   Overseas      September 25, 2002       42,972      $4.12      Shares acquired on the open market
   Partners
-----------------------------------------------------------------------------------------------------
   Overseas      September 26, 2002       42,972      $4.34      Shares acquired on the open market
   Partners
-----------------------------------------------------------------------------------------------------
   Overseas      September 27, 2002       16,115      $4.34      Shares acquired on the open market
   Partners
-----------------------------------------------------------------------------------------------------


                               Page 13 of 13 Pages